Mail Stop 4561

May 31, 2006

VIA USMAIL and FAX (425) 952-5679

Mr. John Zdanowski
Chief Financial Officer
HouseValues, Inc.
11332 NE 122nd Way
Kirkland, Washington 98034

> **Re: HouseValues, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/10/2006**
> **File No. 000-51032**

Dear Mr. John Zdanowski:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John Zdanowski
HouseValues, Inc.
May 31, 2006
Page 2

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 6 – Selected Consolidated Financial Data, pages 30 – 31; Quarterly Consolidated
Statements and Operational Data, page 42

1.   We noted that you added back stock based compensation to arrive at "Adjusted
       EBITDA" and that you use "Adjusted EBITDA" as a performance measure.   Tell
       us how you considered the guidance in Item 10(e)(ii)(B) of Regulation S-K when
       adjusting net income to add back stock based compensation.   Demonstrate the
       usefulness in adjusting for this recurring item.   Also, refer to Question 8 and 9 of
       the Frequently Asked Questions Regarding the use of Non-GAAP measures
       issued by the Commission.

Financial Statements and Notes

Note 1: The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 60

2.   It appears from the disclosure on page 32 and footnote (1) on page 44 that you
       guarantee a minimum number of leads to your customers. If so, please address the
       following comments:
       •   To the extent the minimum guaranteed leads are not delivered, clarify to us if
           you defer recognition of the corresponding revenue until you achieve the
           remaining guaranteed leads levels.
       •   Explain to us the major terms of these contracts and how you considered each
           of them in your revenue recognition policies.
       •   Explain to us whether or not upon contract termination or expiration before
           achieving the guaranteed lead level, the amount due to you would be based on
           the actual number of leads delivered up to that date.

                                   *   *   *   *

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please file your responses on EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are

responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant